UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                               Exantas Capital Corp.
                                 (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                   30068N105
                                 (CUSIP Number)

                                December 31, 2020
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30068N105

1.  Name of Reporting Persons.

HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/

    (b) / /

3.  SEC Use Only

4.  Citizenship or Place of Organization: Delaware

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power:  0
Owned By
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:
              8.  Shared Dispositive Power:  0

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

0

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): 0.0% (1)

12.  Type of Reporting Person: IA, PN

--------------
(1) Based upon 32,093,325 shares of Common Stock outstanding as of November 6, 2020, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on November 9, 2020, by the Issuer with the U.S. Securities and Exchange Commission for the quarterly period ended September 30, 2020.

CUSIP No. 30068N105

1.  Name of Reporting Persons.

HBK Services LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/

    (b) /  /

3.  SEC Use Only

4.  Citizenship or Place of Organization: Delaware

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power:  0
Owned By
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:
              8.  Shared Dispositive Power:  0

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

0

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): 0.0% (1)

12.  Type of Reporting Person: IA, OO

--------------
(1) Based upon 32,093,325 shares of Common Stock outstanding as of November 6, 2020, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on November 9, 2020, by the Issuer with the U.S. Securities and Exchange Commission for the quarterly period ended September 30, 2020.

CUSIP No. 30068N105

1.  Name of Reporting Persons.

HBK Partners II L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/

    (b) /  /

3.  SEC Use Only

4.  Citizenship or Place of Organization: Delaware

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power:  0
Owned By
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:
              8.  Shared Dispositive Power:  0

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

0

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): 0.0% (1)

12.  Type of Reporting Person: HC, PN

--------------
(1) Based upon 32,093,325 shares of Common Stock outstanding as of November 6, 2020, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on November 9, 2020, by the Issuer with the U.S. Securities and Exchange Commission for the quarterly period ended September 30, 2020.

CUSIP No. 30068N105

1.  Name of Reporting Persons.

HBK Management LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/

    (b) /  /

3.  SEC Use Only

4.  Citizenship or Place of Organization: Delaware

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power:  0
Owned By
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:
              8.  Shared Dispositive Power:  0

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

0

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): 0.0% (1)

12.  Type of Reporting Person: HC, OO

--------------
(1) Based upon 32,093,325 shares of Common Stock outstanding as of November 6, 2020, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on November 9, 2020, by the Issuer with the U.S. Securities and Exchange Commission for the quarterly period ended September 30, 2020.

CUSIP No. 30068N105

1.  Name of Reporting Persons.

HBK Capital Ltd.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/

    (b) /  /

3.  SEC Use Only

4.  Citizenship or Place of Organization: Cayman Islands

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power:  0
Owned By
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:
              8.  Shared Dispositive Power:  0

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

0

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): 0.0% (1)

12.  Type of Reporting Person: OO

--------------
(1) Based upon 32,093,325 shares of Common Stock outstanding as of November 6, 2020, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on November 9, 2020, by the Issuer with the U.S. Securities and Exchange Commission for the quarterly period ended September 30, 2020.

CUSIP No. 30068N105

1.  Name of Reporting Persons.

HBK Master Fund L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/

    (b) /  /

3.  SEC Use Only

4.  Citizenship or Place of Organization: Cayman Islands

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power:  0
Owned By
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:
              8.  Shared Dispositive Power:  0

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

0

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): 0.0% (1)

12.  Type of Reporting Person: PN

--------------
(1) Based upon 32,093,325 shares of Common Stock outstanding as of November 6, 2020, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on November 9, 2020, by the Issuer with the U.S. Securities and Exchange Commission for the quarterly period ended September 30, 2020.

Item 1(a).     Name of Issuer:

Exantas Capital Corp.

Item 1(b).    Address of Issuer's Principal Executive Offices:

865 Merrick Avenue, Suite 200 S, Westbury, New York 11590

Item 2(a).    Names of Persons Filing:

This Schedule 13G statement is hereby filed by the persons set forth below.

This Schedule 13G is jointly filed by and on behalf of each of HBK Investments L.P., a Delaware limited partnership ("HBK Investments"), HBK Services LLC, a Delaware limited liability company ("HBK Services"), HBK Partners II L.P., a Delaware limited partnership ("HBK Partners"), HBK Management LLC, a Delaware limited liability company ("HBK Management"), HBK Capital Ltd., a Cayman Islands exempted company ("HBK Capital"), and HBK Master Fund L.P., a Cayman Islands exempted limited partnership ("HBK Master", and together with HBK Investments, HBK Capital, HBK Services, HBK Partners and HBK Management, the "Reporting Persons"). The Reporting Persons are filing this
Schedule 13G jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference.

HBK Master was the record owner of the shares of the Common Stock, $0.001 par value ("Common Stock"), of the Issuer covered by this Schedule 13G, and HBK Capital serves as the general partner of HBK Master. HBK Master and HBK Capital have delegated to HBK Investments discretion to vote and dispose of the shares of Common Stock owned by HBK Master. HBK Partners serves as the general partner of HBK Investments, and HBK Management serves as the general partner of HBK Partners.

HBK Investments has delegated discretion to vote and dispose of the shares of Common Stock held by HBK Master to HBK Services. HBK Services may, from time to time, delegate investment discretion to vote and dispose of certain of shares of Common Stock held by HBK Master to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company or HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom (collectively, the "Subadvisors"). Each of HBK Services and the Subadvisors is under common control with HBK Investments. The Subadvisors do not own any shares of Common Stock directly and disclaim beneficial ownership of any shares of Common Stock owned by HBK Master.

Each Reporting Person declares that neither the filing of this Schedule
13G nor anything herein shall be construed as an admission that such person is or was, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Common Stock. The Subadvisors declare that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that they are or were, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any shares of Common Stock.


Item 2(b).    Address of Principal Business Office, or if None, Residence:

The address of the principal business office for each of the Reporting Persons is 2300 North Field Street, Suite 2200, Dallas, Texas 75201.

Item 2(c).    Citizenship:

See Item 4 on the cover pages hereto.

Item 2(d).    Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).    CUSIP Number:

30068N105

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) / /  Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).

(b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) / /  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).

(d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) / /  An investment adviser in accordance with section 240.13d-
1(b)(1)(ii)(E).

(f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

(h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover pages hereto.

(b)	Percent of class: See Item 11 on the cover pages hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover
	pages hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover
	pages hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7
	on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8
	on the cover pages hereto.


Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

See Item 2.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            DATED: February 11, 2021

                                            HBK INVESTMENTS L.P.

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK SERVICES LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK PARTNERS II L.P.
                                            By: HBK Management LLC
                                                General Partner

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK MANAGEMENT LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK CAPITAL LTD.

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK MASTER FUND L.P.
                                            By: HBK Services LLC
                                                Investment Advisor

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory

                                    EXHIBIT INDEX

Exhibit		Description of Exhibit

24.1		Certificate of Authority (incorporated by reference to the
		Certificate of Authority filed as an exhibit to the Amendment
		to Schedule 13G relating to Common Shares of Beneficial Interest of
		Winthrop Realty Trust filed by certain of the Reporting Persons on
		February 9, 2007 with the U.S. Securities and Exchange Commission)

99.1		Joint Filing Agreement (incorporated by reference to the Joint
		Filing Agreement filed as an exhibit to the Schedule 13G relating
		to Common Shares of Beneficial Interest of Vantage Energy Acquisition
		Corp. filed by the Reporting Persons on April 27, 2017 with the U.S.
		Securities and Exchange Commission)